Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Morgan Stanley Smith Barney BHM I, LLC:

We have audited the accompanying statements of financial condition of Morgan Stanley Smith Barney BHM I, LLC (the “Trading Company”), including the condensed schedules of investments, as of December 31, 2015 and 2014, and the related statements of income and expenses and changes in members’ capital for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Trading Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trading Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trading Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Morgan Stanley Smith Barney BHM I, LLC as of December 31, 2015 and 2014, and the results of its operations and changes in its members’ capital for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10, on January 13, 2016, the Trading Company and the Trading Manager terminated the Advisory Agreement and determined to liquidate the Trading Company effective January 31, 2016, and accordingly, the Trading Company changed its basis of accounting from the going concern basis to the liquidation basis. The Trading Company terminated operations on January 31, 2016 and the final distribution was made on February 19, 2016.

/s/ Deloitte & Touche LLP

New York, New York

Month 24, 2016

Morgan Stanley Smith Barney BHM I, LLC

Statements of Financial Condition

December 31, 2015 and 2014

	December 31,	December 31,
	2015	2014
Assets:
Equity in trading account:
Unrestricted cash (Note 2d)	$71,475,056	$212,333,123
Restricted cash (Note 2d)	7,153,856	35,822,289
Net unrealized gain (loss) on open contracts	(133,266)	(566,026)
Options purchased (premiums paid $579,893 and $5,652,679 at December 31, 2015 and 2014, respectively)	428,848	4,044,097

Total equity in trading account	78,924,494	251,633,483
Expense reimbursements	2,792	7,124

Total assets	$78,927,286	$251,640,607

Liabilities and Members’ Capital:
Liabilities:
Options written (premiums received $192,706 and $2,492,318 at December 31, 2015 and 2014, respectively)	$121,473	$6,712,022
Accrued management fees (Note 3a)	133,609	409,715
Clearing fees due to MS&Co. (Note 2h)	—	8,165
Accrued administrative fees (Note 2i)	296	1,759

Total liabilities	255,378	7,131,661

Members’ Capital:
Managing Member	—	—
Non-Managing Members	78,671,908	244,508,946

Total members’ capital	78,671,908	244,508,946

Total liabilities and members’ capital	$78,927,286	$251,640,607

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Smith Barney BHM I, LLC

Condensed Schedule of Investments

December 31, 2015

		% of
	Fair Value	Members’ Capital
Futures and forward contracts purchased
Commodity	$(745,176)	(0.95)%
Equity	(1,173)	— *
Foreign currency	34,763	0.04

Total futures and forward contracts purchased	(711,586)	(0.91)

Futures and forward contracts sold
Commodity	88,199	0.11
Equity	14,903	0.02
Foreign currency	476,725	0.61
Interest rate	(1,507)	— *

Total futures and forward contracts sold	578,320	0.74

Net unrealized gain (loss) on open contracts	$(133,266)	(0.17)%

Options contracts
Options purchased on futures contracts	$428,848	0.55%
Options written on futures contracts	(121,473)	(0.15)

Total options purchased and written	$307,375	0.40%

Net fair value	$174,109	0.23%

*	Due to rounding.

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Smith Barney BHM I, LLC

Condensed Schedule of Investments

December 31, 2014

	Fair Value	% of Members’ Capital
Futures and forward contracts purchased
Commodity	$(11,626,875)	(4.76)%
Equity	25,442	0.01
Foreign currency	253,534	0.10
Interest rate	1,594	— *

Total futures and forward contracts purchased	(11,346,305)	(4.65)

Futures and forward contracts sold
Commodity	9,834,673	4.02
Foreign currency	953,598	0.39
Interest rate	(7,992)	— *

Total futures and forward contracts sold	10,780,279	4.41

Net unrealized gain (loss) on open contracts	$(566,026)	(0.24)%

Options contracts
Options purchased on futures contracts	$4,044,097	1.65
Options written on futures contracts	(6,712,022)	(2.75)

Total options purchased and written	$(2,667,925)	(1.10)%

Net fair value	$(3,233,951)	(1.34)%

*	Due to rounding.

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Smith Barney BHM I, LLC

Statements of Income and Expenses

For the Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013

Investment Income:
Interest income	$—	$—	$2,258

Expenses:
Management fees (Note 3a)	3,120,508	5,696,903	6,049,560
Brokerage, clearing and transaction fees (Note 2h)	810,167	1,023,265	963,371
Administrative fees (Note 2i)	11,836	24,265	21,784
Incentive fees (Note 3b)	—	97,537	21,432

Total expenses	3,942,511	6,841,970	7,056,147
Expense reimbursements (Note 2h)	(67,291)	(134,557)	(145,736)

Net expenses	3,875,220	6,707,413	6,910,411

Net investment income (loss)	(3,875,220)	(6,707,413)	(6,908,153)

Trading Results:
Net gains (losses) on trading of commodity interests:
Net realized gains (losses) on closed contracts	(38,398,719)	24,371,370	3,665,547
Net change in unrealized gains (losses) on open contracts	7,283,860	(12,777,935)	6,471,248

Total trading results	(31,114,859)	11,593,435	10,136,795

Net Income (Loss)	$(34,990,079)	$4,886,022	$3,228,642

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Smith Barney BHM I, LLC

Statements of Changes in Members’ Capital

For the Years Ended December 31, 2015, 2014 and 2013

	Managing Member	Non-Managing Members	Total

Members’ Capital, December 31, 2012	$—	$400,129,363	$400,129,363
Capital contributions	—	3,736,157	3,736,157
Net income (loss)	—	3,228,642	3,228,642
Capital withdrawals	—	(93,486,320)	(93,486,320)

Members’ Capital, December 31, 2013	$—	$313,607,842	$313,607,842

Capital contributions	—	7,283,762	7,283,762
Net income (loss)	—	4,886,022	4,886,022
Capital withdrawals	—	(81,268,680)	(81,268,680)

Members’ Capital, December 31, 2014	$—	$244,508,946	$244,508,946

Net income (loss)	—	(34,990,079)	(34,990,079)
Capital withdrawals	—	(130,846,959)	(130,846,959)

Members’ Capital, December 31, 2015	$—	$78,671,908	$78,671,908

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Smith Barney BHM I, LLC

Notes to Financial Statements

1.	Organization:

Morgan Stanley Smith Barney BHM I, LLC (“BHM I, LLC” or the “Trading Company”) was formed on March 26, 2007, as a Delaware limited liability company under the Delaware Limited Liability Company Act (the “Act”), to engage in the speculative trading of commodities, domestic and foreign commodity futures contracts, forward contracts, foreign exchange commitments, options on physical commodities and on futures contracts, spot (cash) commodities and currencies, exchange of futures contracts for physicals transactions, exchange of physicals for futures contracts transactions, and any rights pertaining thereto (collectively, “Futures Interests”) (refer to Note 4. “Financial Instruments”). The Trading Company commenced operations on August 1, 2007.

Ceres Managed Futures LLC (“Ceres”, “Managing Member” or the “Trading Manager”) is the trading manager of the Trading Company. Ceres has retained Blenheim Capital Management, L.L.C. (“Blenheim” or the “Trading Advisor”) to trade Futures Interests on behalf of the Trading Company. Each member (each investor in the Trading Company, a “Member”) invests its assets in the Trading Company, which allocates substantially all of its assets in the trading program of Blenheim, an unaffiliated commodity trading advisor registered with the Commodity Futures Trading Commission (“CFTC”), which makes investment decisions for the Trading Company. As of December 31, 2015 and 2014, Polaris Futures Fund L.P. (“Polaris”) (a Delaware limited partnership), Meritage Futures Fund L.P. (a Delaware limited partnership), Morgan Stanley Smith Barney Spectrum Strategic L.P. (“DWSS”) (a Delaware limited partnership), Managed Futures Premier BHM L.P. (“Premier BHM”) (a Delaware limited partnership) and Morgan Stanley Managed Futures Custom Solutions Fund LP (“Custom Solutions”) (a Delaware limited partnership) were the non-managing Members of the Trading Company.

Ceres is wholly owned by Morgan Stanley Smith Barney Holdings LLC (“MSSBH”). MSSBH is ultimately owned by Morgan Stanley. Morgan Stanley is a publicly held company whose shares are listed on the New York Stock Exchange. Morgan Stanley is engaged in various financial services and other businesses. Prior to June 28, 2013, Morgan Stanley indirectly owned a majority equity interest and Citigroup Inc. indirectly owned a minority equity interest in MSSBH.

The clearing commodity broker for the Trading Company is Morgan Stanley & Co. LLC (“MS&Co.”). MS&Co. also acts as the counterparty on all trading of foreign currency forward contracts. Morgan Stanley Smith Barney LLC, doing business as Morgan Stanley Wealth Management (“Morgan Stanley Wealth Management”), is a principal subsidiary of MSSBH and previously acted as a non-clearing broker for the Trading Company. MS&Co. and its affiliates act as the custodians of the Trading Company’s assets. MS&Co. is a wholly-owned subsidiary of Morgan Stanley.

Morgan Stanley Smith Barney BHM I, LLC

Notes to Financial Statements

In July 2015, the Trading Manager delegated certain administrative functions to SS&C Technologies, Inc., a Delaware corporation, currently doing business as SS&C GlobeOp (the “Administrator”). Pursuant to a master services agreement, the Administrator furnishes certain administrative, accounting, regulatory, reporting, tax and other services as agreed from time to time. In addition, the Administrator maintains certain books and records of the Trading Company.

2.	Basis of Presentation and Summary of Significant Accounting Policies:

a.

Use of Estimates. The preparation of financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Trading Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses, and related disclosures of contingent assets and liabilities in the financial statements and accompanying notes. As a result, actual results could differ from these estimates.

b.

Fair Value of Financial Instruments. The carrying value of the Trading Company’s assets and liabilities presented in the Statements of Financial Condition that qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825, “Financial Instruments”, approximates the fair value due to the short term nature of such balances.

c.	Statement of Cash Flows. The Trading Company is not required to provide a Statement of Cash Flows.

d.

Restricted and Unrestricted Cash: The cash held by the Trading Company is on deposit in commodity brokerage accounts with MS&Co. As reflected in the Trading Company’s Statements of Financial Condition, restricted cash equals the cash portion of assets on deposit to meet margin requirements plus the cash required to offset unrealized losses on foreign currency forward and option contracts and offset unrealized losses only on the offsetting London Metal Exchange positions. All of these amounts are maintained separately. Cash that is not classified as restricted cash is therefore classified as unrestricted cash. Restricted and unrestricted cash includes cash denominated in foreign currencies of $18,209,976 (cost of $18,977,804) and $14,291,180 (cost of $16,161,634) as of December 31, 2015 and 2014, respectively.

e.

Foreign Currency Transactions and Translation. The Trading Company’s functional currency is the U.S. dollar; however, the Trading Company may transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate in effect at the date of the Statements of Financial Condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate in effect during the period. The effects of changes in foreign currency exchange rates on investments are not segregated in the Statements of Income and Expenses from the changes in market price of those investments, but are included in the net realized gains (losses) on closed contracts and net change in unrealized gains (losses) on open contracts in the Statements of Income and Expenses.

Morgan Stanley Smith Barney BHM I, LLC

Notes to Financial Statements

f.

Income Taxes: Income taxes have not been listed as each Member is individually liable for the taxes, if any, on its share of the Trading Company’s income and expenses. The Trading Manager concluded that no provision for income tax is required in the Trading Company’s financial statements. The Trading Company files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. The 2012 through 2015 tax years remain subject to examination by U.S. federal and most state tax authorities. The Trading Manager does not believe that there are any uncertain tax positions that require recognition of a tax liability.

g.

Revenue Recognition. For excess cash which is not invested by the Trading Manager in other permitted investments monthly, MS&Co. pays the Trading Company interest income on 100% of its average daily equity maintained in cash in the Trading Company’s accounts during each month at the rate equal to the monthly average of the 4-week U.S. Treasury bill discount rate less 0.15% during such month but in no event less than zero. When the effective rate is less than zero, no interest is earned. For purposes of such interest payments, daily funds do not include monies due to the Trading Company on Futures Interests that have not been received. MS&Co. and Ceres will retain any excess interest not paid to the Trading Company on such uninvested cash.

h.

Brokerage, Clearing and Transaction Fees. The Trading Company accrues and pays brokerage, clearing and transaction fees to MS&Co. Brokerage fees and transaction costs are paid as they are incurred on a half-turn basis at 100% of the rates that MS&Co. charges retail commodity customers and parties that are not clearinghouse members. In addition, the Trading Company pays transactional and clearing fees as they are incurred.

Effective October 1, 2014, the flat rate brokerage fee payable by DWSS, equal to an annual rate of 4.0% of DWSS’ net assets, was separated into (i) a general partner administrative fee payable to the General Partner equal to an annual rate of 2.0% of DWSS’ net assets, and (ii) an ongoing placement agent fee payable to Morgan Stanley Wealth Management equal to an annual rate of 2.0% of DWSS net assets.

From April 1, 2014 to October 1, 2014, DWSS paid a monthly brokerage fee to MS&Co. a flat rate of 1/12th of 4% per month (a 4% annual rate) of the Members’ Capital of DWSS allocated to Blenheim as of the first day of each month, and prior to April 1, 2014, DWSS paid a monthly brokerage fee to MS&Co. at a flat rate of 1/12th of 6% (a 6% annual rate) of the Members’ Capital of DWSS allocated to Blenheim as of the first day of each month.

Such fee includes the brokerage fees that are charged to the Trading Company, and therefore, the Trading Company receives monthly expense reimbursements on brokerage fees and other transaction fees and costs from Ceres incurred during such month, as shown in the Statements of Income and Expenses as expense reimbursements, based on the beginning of the month Members’ capital allocation percentage of DWSS in the Trading Company.

i.

Administrative Fee. The Trading Company accrues and pays to Ceres a monthly fee to cover all administrative and operating expenses (the “administrative fee”). The monthly administrative fee is equal to 1/12th of 0.35% (a 0.35% annual rate) of the beginning of the month Members’ Capital of Members being allocated the fee.

There are no administrative fees allocated to Polaris, DWSS and Premier BHM, and their respective Members’ Capital is excluded from the determination of the administrative fee.

Morgan Stanley Smith Barney BHM I, LLC

Notes to Financial Statements

j.

Equity in Trading Account. The Trading Company’s asset “Equity in trading account,” reflected in the Statements of Financial Condition, consists of (a) cash on deposit in commodity brokerage accounts with MS&Co., a portion of which is used as margin for trading; (b) net unrealized gains or losses on futures and forward contracts, which are at fair value and calculated as the difference between the original contract value and fair value and (c) options purchased at fair value, if any. Options written at fair value, if any, are recorded in “Liabilities”.

The Trading Company, in its normal course of business, enters into various contracts with MS&Co. acting as its commodity broker. Pursuant to the brokerage agreement with MS&Co., to the extent that such trading results in unrealized gains or losses, these amounts are offset for the Trading Company and are reported on a net basis in the Statements of Financial Condition.

The Trading Company has offset its unrealized gains or losses on forward contracts executed with the same counterparty as allowable under the terms of its master netting agreement with MS&Co., as the counterparty on such contracts. The Trading Company has consistently applied its right to offset.

k.	Dissolution of the Trading Company. The Trading Company shall be dissolved upon the first of the following events to occur:

(1)	The sole determination of Ceres;

(2)	The written consent of the Members holding not less than a majority interest in capital with or without cause; or

(3)	The occurrence of any other event that causes the dissolution of the limited liability company under the Act.

l.

Investment Company Status. Effective January 1, 2014, the Trading Company adopted Accounting Standards Update (“ASU”) 2013-08, “Financial Services —Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements” and based on the Trading Manager’s assessment, the Trading Company has been deemed to be an investment company since inception. Accordingly, the Trading Company follows the investment company accounting and reporting guidance of Topic 946 and reflects its investments at fair value with unrealized gains and losses resulting from changes in fair value reflected in the Statements of Income and Expenses.

m.

Recent Accounting Pronouncement. In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments for all entities that hold financial assets or owe financial liabilities. One of the amendments in this update eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet or a description of changes in the methods and significant assumptions. Additionally, the update eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities. Investment companies are specifically exempted from ASU 2016-01’s equity investment accounting provisions and will continue to follow the industry specific guidance for investment accounting under Topic 946. For public business entities, this update is effective for fiscal years beginning after December 15, 2017, and interim periods therein. For other entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Trading Manager is currently evaluating the impact this guidance will have on the Trading Company’s financial statements and related disclosures.

Morgan Stanley Smith Barney BHM I, LLC

Notes to Financial Statements

n.

Reclassification. Certain prior period amounts have been reclassified to conform to current period presentation. Amounts previously presented as unrealized currency gain (loss) in the Condensed Schedules of Investments and included in net unrealized gain (loss) on open contracts in the Statements of Financial Condition are now reported as part of unrestricted cash in the Statements of Financial Condition.

o.

Subsequent Events. The Trading Manager evaluates events that occur after the balance sheet date but before financial statements are issued. The Trading Manager has assessed the subsequent events through the date of issuance and determined that other than described in Note 10 to the financial statements, no events have occurred that require adjustments to or disclosure in the financial statements

3.	Trading Advisor:

Ceres has retained Blenheim to make all trading decisions for the Trading Company.

Fees paid to Blenheim by the Trading Company consist of a management fee and an incentive fee as follows:

a.

Management Fee. The Trading Company accrues and pays Blenheim a monthly management fee equal to 1/12th of 2% (a 2% annual rate) of the net assets allocated to Blenheim as of the first day of each month.

b.

Incentive Fee. The Trading Company pays Blenheim a quarterly incentive fee equal to 20% of the New Trading Profits earned by each Member. Such fee is accrued on a monthly basis, but is not payable until the end of each calendar quarter.

New Trading Profits represent the amount by which profits from Futures Interests trading exceed losses after management fees, brokerage, clearing and transaction fees, and administrative fees are deducted. When Blenheim experiences losses with respect to the Members’ Capital as of the end of a calendar quarter, Blenheim must recover such losses before it is eligible for an incentive fee in the future. Cumulative trading losses are reduced for capital withdrawn from the Trading Company.

Effective March 1, 2014, the management fee is allocated and incentive fee is charged to DWSS under the advisory agreement among the Trading Company, Ceres and Blenheim, and DWSS’ Members’ Capital is included in the determination of management fees.

Prior to March 1, 2014, the management fees allocated and incentive fees charged to DWSS were paid directly to Blenheim by DWSS pursuant to the advisory agreement among DWSS, Ceres and Blenheim, and DWSS’ Members’ Capital was excluded from the determination of management fees.

Morgan Stanley Smith Barney BHM I, LLC

Notes to Financial Statements

4.	Financial Instruments:

The Trading Advisor trades Futures Interests on behalf of the Trading Company. Futures and forwards represent contracts for delayed delivery of an instrument at a specified date and price. The fair value of exchange-traded contracts is based on the settlement price quoted by the exchange on the day with respect to which fair value is being determined. If an exchange-traded contract could not have been liquidated on such day due to the operation of daily limits or other rules of the exchange, the settlement price will be equal to the settlement price on the first subsequent day on which the contract could be liquidated. Futures Interests are fair valued as discussed in Note 6. “Fair Value Measurements.”

The exchange-traded contracts and the off-exchange-traded contracts are fair valued on a daily basis.

The Trading Company’s contracts are accounted for on a trade-date basis. Gains or losses are realized when contracts are liquidated and are determined using the first-in, first-out method.

The net unrealized gains (losses) on open contracts at December 31, 2015 and 2014, respectively, reported as a component of “Equity in trading account” in the Statements of Financial Condition, and their longest contract maturities were as follows:

	Net Unrealized Gains (Losses) on Open Contracts			Longest Maturities
Year	Exchange-Traded	Off-Exchange-Traded	Total	Exchange-Traded	Off-Exchange-Traded

2015	$(497,086)	$363,820	$(133,266)	Dec. 2017	Sep. 2016
2014	(2,991,723)	2,425,697	(566,026)	Dec. 2017	Jan. 2015

5.	Trading Activities:

The Trading Company’s objective is to profit from speculative trading in Futures Interests. Therefore, the Trading Advisor for the Trading Company will take speculative positions in Futures Interests where it feels the best profit opportunities exist for its trading strategy. As such, the average number of contracts outstanding in absolute quantity (the total of the open long and open short positions) has been presented as a part of the volume disclosure, as position direction is not an indicative factor in such volume disclosures. In regards to foreign currency forward trades, each notional quantity amount has been converted to an equivalent contract based upon an industry convention.

As of December 31, 2015, approximately 100.0% of the Trading Company’s total investment exposure is in futures contracts which are exchange-traded, while approximately 0.0% is in forward contracts which are off-exchange traded.

Morgan Stanley Smith Barney BHM I, LLC

Notes to Financial Statements

The following tables summarize the gross and net amounts relating to assets and liabilities of the Trading Company’s derivatives and their offsetting subject to master netting agreements or similar agreements as of December 31, 2015 and 2014, respectively.

		Gross Amounts Offset in the Statements of Financial Condition	Amounts Presented in the Statements of Financial Condition		Gross Amounts Not Offset in the Statements of Financial Condition
December 31, 2015	Gross Amounts Recognized				Financial Instruments	Cash Collateral Received/Pledged**	Net Amount
Assets
Futures	$1,360,412	$(976,934)	$383,478	*	$—	$—	$383,478
Forwards	579,904	(579,904)	—		—	—	—
Options purchased	428,848	—	428,848		(121,473)	—	307,375

Total Assets	$2,369,164	$(1,556,838)	$812,326		$(121,473)	$—	$690,853

Liabilities
Futures	$(976,934)	$976,934	$—		$—	$—	$—
Forwards	(1,096,648)	579,904	(516,744	) *	—	—	(516,744)
Options written	(121,473)	—	(121,473)		121,473	—	—

Total Liabilities	$(2,195,055)	$1,556,838	$(638,217)		$121,473	$—	$(516,744)

Net fair value							$174,109	**

		Gross Amounts Offset in the Statements of Financial Condition	Amounts Presented in the Statements of Financial Condition		Gross Amounts Not Offset in the Statements of Financial Condition		Net Amount
December 31, 2014	Gross Amounts Recognized				Financial Instruments	Cash Collateral Received/Pledged**
Assets
Futures	$10,297,509	$(4,758,861)	$5,538,648	*	$—	$—	$5,538,648
Forwards	8,141,243	(8,141,243)	—		—	—	—
Options purchased	4,044,097	—	4,044,097		(4,044,097)	—	—

Total Assets	$22,482,849	$(12,900,104)	$9,582,745		$(4,044,097)	$—	$5,538,648

Liabilities
Futures	$(4,758,861)	$4,758,861	$—		$—	$—	$—
Forwards	(14,245,917)	8,141,243	(6,104,674	) *	—	—	(6,104,674)
Options written	(6,712,022)	—	(6,712,022)		4,044,097	—	(2,667,925)

Total Liabilities	$(25,716,800)	$12,900,104	$(12,816,696)		$4,044,097	$—	$(8,772,599)

Net fair value							$(3,233,951	) **

*	Included as a component of “Net unrealized gain (loss) on open contracts” in the Statements of Financial Condition.
**

In the event of default by the Trading Company, MS&Co., the Trading Company’s commodity futures broker and/or the sole counterparty to the Trading Company’s off-exchange-traded contracts, as applicable, has the right to offset the Trading Company’s obligation with the Trading Company’s cash held by MS&Co., thereby minimizing MS&Co.’s risk of loss. There is no collateral posted by MS&Co. and as such, in the event of default by MS&Co., the Trading Company is exposed to the amount shown in the Statements of Financial Condition. In the case of exchange-traded contracts, the Trading Company’s exposure to counterparty risk may be reduced since the exchange’s clearinghouse interposes its credit between buyer and seller and the clearinghouse’s guarantee fund may be available in the event of a default.

Morgan Stanley Smith Barney BHM I, LLC

Notes to Financial Statements

The effect of Trading Activities in the Statements of Financial Condition as of December 31, 2015 and 2014:

December 31, 2015						Average number of contracts outstanding for the year (absolute quantity)
Futures and Forward Contracts	Long Unrealized Gain	Long Unrealized Loss	Short Unrealized Gain	Short Unrealized Loss	Net Unrealized Gain (Loss)
Commodity	$941,796	$(1,686,972)	$444,700	$(356,501)	$(656,977)	8,457
Equity	—	(1,173)	14,903	—	13,730	149
Foreign currency	34,763	—	504,154	(27,429)	511,488	344
Interest rate	—	—	—	(1,507)	(1,507)	182

Total	$976,559	$(1,688,145)	$963,757	$(385,437)	$(133,266)

						Average number of contracts outstanding for the year (absolute quantity)
Option Contracts at Fair Value
Options purchased				$428,848		1,781
Options written				(121,473)		494

December 31, 2014						Average number of contracts outstanding for the year (absolute quantity)
Futures and Forward Contracts	Long Unrealized Gain	Long Unrealized Loss	Short Unrealized Gain	Short Unrealized Loss	Net Unrealized Gain/(Loss)
Commodity	$7,096,479	$(18,723,354)	$10,015,651	$(180,978)	$(1,792,202)	20,439
Equity	27,202	(1,760)	—	—	25,442	977
Foreign currency	253,534	—	1,040,697	(87,099)	1,207,132	684
Interest rate	1,594	—	3,595	(11,587)	(6,398)	777

Total	$7,378,809	$(18,725,114)	$11,059,943	$(279,664)	$(566,026)

						Average number of contracts outstanding for the year (absolute quantity)
Option Contracts at Fair Value
Options purchased				$4,044,097		4,956
Options written				$(6,712,022)		1,740

Morgan Stanley Smith Barney BHM I, LLC

Notes to Financial Statements

The following table indicates the trading gains and losses by market sector, on derivative instruments for the years ended December 31, 2015, 2014 and 2013.

	2015		2014	2013
Sector
Commodity	$(33,937,541)		$14,933,839	$15,363,171
Equity	(1,085,380)		1,569,648	1,007,209
Foreign currency	3,720,313		(1,654,866)	(2,490,257)
Interest rate	187,749		(3,255,186)	(3,743,328)

Total	$(31,114,859	) *	$11,593,435 *	$10,136,795 *

*	This amount is included in “Total trading results” in the Statements of Income and Expenses.

6.	Fair Value Measurements:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to fair values derived from unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair value of exchange-traded futures, option and forward contracts is determined by the various exchanges, and reflects the settlement price for each contract as of the close of business on the last business day of the reporting period. The fair value of foreign currency forward contracts is extrapolated on a forward basis from the spot prices quoted as of approximately 3:00 P.M. (E.T.) on the last business day of the reporting period from various exchanges. The fair value of non-exchange-traded foreign currency option contracts is calculated by applying an industry standard model application for options valuation of foreign currency options, using as input the spot prices, interest rates and option implied volatilities quoted as of approximately 3:00 P.M. (E.T.) on the last business day of the reporting period.

The Trading Company considers prices for exchange-traded commodity futures, forward, swap and option contracts to be based on unadjusted quoted prices in active markets for identical assets and liabilities (Level 1). The values of non-exchange-traded forward, swap and certain option contracts for which market quotations are not readily available are priced by broker quotes or pricing services that derive fair values for those assets and liabilities from observable inputs (Level 2). As of and for the years ended December 31, 2015 and 2014, the Trading Company did not hold any derivative instruments that were priced at fair value using unobservable inputs through the application of the Trading Manager’s assumptions and internal valuation pricing models (Level 3). Transfers between levels are recognized at the end of the reporting period. For the years ended December 31, 2015 and 2014, there were no transfers of assets or liabilities between Level 1 and Level 2.

Morgan Stanley Smith Barney BHM I, LLC

Notes to Financial Statements

The following tables presents information about the Trading Company’s assets and liabilities measured at fair value as of December 31, 2015 and 2014:

December 31, 2015	Total	Level 1	Level 2	Level 3

Assets

Futures	$1,360,412	$1,360,412	$—	$—
Forwards	579,904	216,084	363,820	—
Options purchased	428,848	428,848	—	—

Total assets	$2,369,164	$2,005,344	$363,820	$—

Liabilities

Futures	$976,934	$976,934	$—	$—
Forwards	1,096,648	1,096,648	—	—
Options written	121,473	121,473	—	—

Total Liabilities	$2,195,055	$2,195,055	$—	$—

*Net fair value	$174,109	$(189,711)	$363,820	$—

December 31, 2014	Total	Level 1	Level 2	Level 3

Assets

Futures	$10,297,509	$10,297,509	$—	$—
Forwards	8,141,243	7,586,000	555,243	—
Options purchased	4,044,097	4,044,097	—	—

Total assets	$22,482,849	$21,927,606	$555,243	$—

Liabilities

Futures	$4,758,861	$4,758,861	$—	$—
Forwards	14,245,917	14,245,917	—	—
Options written	6,712,022	6,712,022	—	—

Total Liabilities	$25,716,800	$25,716,800	$—	$—

*Net fair value	$(3,233,951)	$(3,789,194)	$555,243	$—

*	Included as a component of the “Net unrealized gain (loss) on open contracts” and “Options purchased” and “Options written” in the Statements of Financial Condition.

Morgan Stanley Smith Barney BHM I, LLC

Notes to Financial Statements

7.	Financial Instrument Risk:

The Members’ investments in the Trading Company expose the Members to various types of risks that are associated with Futures Interests trading and markets in which the Trading Company invests. The significant types of financial risks to which the Trading Company is exposed are market risk, liquidity risk, counterparty risk and changes in interest rates.

The rapid fluctuations in the market prices of Futures Interests in which the Trading Company invests and changes in interest rates make the Members’ investments volatile. If Blenheim incorrectly predicts the direction of prices in the Futures Interests in which it invests, large losses may occur.

Illiquidity in the markets in which the Trading Company invests may cause less favorable trade prices. Although Blenheim will generally purchase and sell actively traded contracts where last trade price information and quoted prices are readily available, the prices at which a sale or purchase occur may differ from the prices expected because there may be a delay between receiving a quote and executing a trade, particularly in circumstances where a market has limited trading volume and prices are often quoted for relatively limited quantities.

The credit risk on Futures Interests arises from the potential inability of counterparties to perform under the terms of the contracts. The Trading Company has credit risk because MS&Co. acts as the commodity broker and/or the counterparty with respect to most of the Trading Company’s assets. The Trading Company’s exposure to credit risk associated with counterparty nonperformance is typically limited to the cash deposits with, or other form of collateral held by, the counterparty. The Trading Company’s assets deposited with MS&Co. or its affiliates are segregated or secured in accordance with the Commodity Exchange Act and the regulations of the CFTC and are expected to be largely held in non-interest bearing bank accounts at a U.S. bank or banks, but may also be invested in any other instruments approved by the CFTC for investment of customer funds. Exchange-traded futures, exchange-traded forward, and exchange-traded futures-styled option contracts are marked to market on a daily basis, with variations in value settled on a daily basis. With respect to the Trading Company’s off-exchange-traded forward currency contracts and forward currency option contracts, there are no daily settlements of variation in value, nor is there any requirement that an amount equal to the net unrealized gains (losses) on such contracts be segregated. However, the Trading Company is required to meet margin requirements equal to the net unrealized loss on open forward currency contracts in the Trading Company accounts with the counterparty, which is accomplished by daily maintenance of the cash balance in a custody account held at MS&Co. The Trading Company had total cash and unrealized gain (loss) on exchange-traded contracts with MS&Co., acting as a commodity broker for the Trading Company’s trading of Futures Interests, totaling $78,131,826 and $245,163,689 at December 31, 2015 and 2014, respectively. With respect to those off-exchange-traded forward currency contracts, the Trading Company is at risk to the ability of MS&Co., the sole counterparty on all such contracts, to perform. The Trading Company has a netting agreement with MS&Co. This agreement, which seeks to reduce both the Trading Company’s and MS&Co.’s exposure on off-exchange-traded forward currency contracts, including options on such contracts, should materially decrease the Trading Company’s credit risk in the event of MS&Co.’s bankruptcy or insolvency.

Morgan Stanley Smith Barney BHM I, LLC

Notes to Financial Statements

8.	Members’ Capital

a.

Members’ Capital. Members’ Capital of the Trading Company is equal to the total assets of the Trading Company (including, but not limited to, all cash and cash equivalents, accrued interest, and the fair value of all open Futures Interests contract positions and other assets) less all liabilities (including, but not limited to, administrative fees, management fees and incentive fees), determined in accordance with GAAP.

b.

Capital Contributions. Capital contributions by the Members may be made monthly pending Ceres’ approval. Such capital contributions will increase each contributing Member’s pro-rata share of the Trading Company’s Members’ Capital.

c.

Capital Withdrawals. Generally, each Member withdraws all or part of its capital contribution and undistributed profits, if any, from the Trading Company as of the end of any month (the “Redemption Date”) after a request for redemption has been made to the Trading Manager at least three days in advance of the Redemption Date. However, a Member may request a withdrawal as of the end of any day if such request is received by the Trading Manager at least three days in advance of the proposed withdrawal day.

d.

Distributions. Distributions, other than capital withdrawals, are made on a pro rata basis at the sole discretion of Ceres. No distributions have been made to date. Ceres does not intend to make any distributions of the Trading Company’s profits.

Morgan Stanley Smith Barney BHM I, LLC

Notes to Financial Statements

9.	Financial Highlights:

Financial highlights for the non-managing Members as a whole for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014		2013
Ratios to average members’ capital:

Net investment loss	(2.4)%		(2.3)%		(1.9)%

Operating expenses before incentive fees and expense reimbursements	2.4%		2.3%		2.0%
Incentive fees	0.0%		0.0	% (1)	0.0	% (1)
Expense reimbursements	(0.0	)% (1)	(0.0	)% (1)	(0.1	)% (1)

Operating expenses after incentive fees and expense reimbursements	2.4%		2.3%		1.9%

Total return:
Total return before incentive fees and expense reimbursements	(17.8)%		0.8%		0.8%
Incentive fees	0.0%		0.0	% (1)	0.0	% (1)
Expense reimbursements	0.0	% (1)	0.0	% (1)	0.1	% (1)

Total return after incentive fees and expense reimbursements	(17.8)%		0.8%		0.9%

(1)	Amounts less than 0.05%.

The above ratios and total return may vary for individual investors based on the timing of capital transactions during the year. Additionally, these ratios are calculated for the non-managing Members’ share of income, expenses and average Members’ capital.

10.	Subsequent Events

On January 13, 2016, the Trading Company and the Trading Manager terminated the Advisory Agreement by and among the Advisor, the Trading Company and the Trading Manager and determined to liquidate the Trading Company effective the close of business on January 31, 2016. As a result, the Trading Company changed its basis of accounting from the going concern basis to the liquidation basis. The Trading Company terminated operations on January 31, 2016 and the final distribution of the Trading Company’s capital to the non-managing Members was made on February 19, 2016.